UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68063

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cascade Partners BD LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Town Center Suite 1100

(No. and Street)

Southfield	MI	48075
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rajesh Kothari	248-430-7723	rajk@cascade-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)
July 28, 2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajesh Kothari _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cascade Partners BD LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEANNE MCLELLAN
Notary Public, State of Michigan
County of Oakland
My Commission Expires 07-29-2028
Acting in the County of _ＯＡＫＬＡＮＤ_

Signature: _____

Title: _____
CEO

Marie McGilla

Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cascade Partners BD, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cascade Partners BD, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cascade Partners BD, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cascade Partners BD, LLC's management. Our responsibility is to express an opinion on Cascade Partners BD, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cascade Partners BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company P.A.

We have served as Cascade Partners BD, LLC's auditor since 2021.

Maitland, Florida

March 26, 2025

Cascade Partners BD, LLC
Statement of Financial Condition
As of December 31, 2024
(Confidential Treatment Requested)

ASSETS

Current Assets

Cash	$	81,549
Accounts Receivable		-
Prepaid Expenses		13,714
TOTAL ASSETS		**95,263**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable - Related Parties	61,335
Total Liabilities	**61,335**

Equity

Member's Equity	33,927
Total Member's Equity	**33,927**

TOTAL LIABILITIES & MEMBER'S EQUITY	$	**95,263**

-The accompanying notes are an integral part of these financial statements-

Cascade Partners BD, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2024

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cascade Partners BD, LLC (the "Company") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Cascade Partners, LLC (the "Parent"). The Company provides investment banking and certain other financial services to a variety of companies. Cascade Partners BD LLC is an introducing broker-dealer and earns commission revenue from sale of equities securities and merger & acquisition related activities only.

b. Financial Reporting Framework—The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

d. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

e. Accounts Receivable—The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off balances when deemed uncollectible.

j. Significant Judgements- Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

f. Revenue Recognition—The Company recognizes revenue in accordance with Topic 606 Revenue from Contracts with Customers, in the Accounting Standards Codification (ASC). Topic 606 requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

g. <u>Warrants</u>—From time to time, the Company may receive warrants from clients as partial payment for consulting fees. It is the Company's opinion that these warrants had no value at the date of receipt and at December 31, 2024 because the limited market liquidity, high likelihood of further dilution, and risks for ongoing success of the companies.

h. <u>Income Taxes</u>—The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and state income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements. The Company does not have any significant unrecognized tax benefits or liabilities as of December 31, 2024.

i. <u>Subsequent Events</u>—The Company has evaluated subsequent events and transactions that occurred through the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2024, the Company had net capital of $20,213 or $14,080 net capital in excess of minimum net capital required. As of December 31, 2024, the Company's ratio of aggregate indebtedness was 3.03 to 1. There were no material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I Computation of Net Capital Under SEC Rule 15c3-1.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with its Parent company covering rent, communications, technology, salaries and related taxes, profit sharing and other supplies expenses. The Company is invoiced for these services on a monthly basis. Included in the ordinary expenses are shared expenses of $46,818 in salaries and $31,757 in rent and utilities, and $23,916.97 for other expenses and fees for the year ended December 31, 2024. The amount due is $61,135 at December 31, 2024.

Note 4: COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies for the year ended 12/31/24

Note 5: CREDIT LOSSES:

The Company follows ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there no expected credit losses in certain circumstances.

The Company had accounts receivables as of December 31, 2023 and 2024 of $112,540.68 and $0.

Note 6: SEGMENT REPORTING

Cascade Partners BD LLC is an introducing broker-dealer and earns commission revenue from sale of equities securities and merger & acquisition related activities only. The chief operating decision maker ("CODM") reviews each individual transactions performed by the firm. The company review of revenue is done on a consolidated basis for the purpose of the CODM to forecast and to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment.